Employment Agreement
                             (Roy K. Ross)

   	THIS EMPLOYMENT AGREEMENT, effective as of April 1, 1997, is between Mallon Resources Corporation, a Colorado corporation (the
"Company"), and Roy K. Ross ("Employee").

	1.	Employment.  The Company hereby employs Employee and Employee hereby accepts employment from the Company on the terms and conditions set forth in this Agreement.

	2.	Duties. (a)  Employee shall be the Company's Executive Vice
President. Employee's duties shall be those typically performed by management personnel in like positions with companies similar to the Company. Employee shall faithfully and diligently perform such duties, subject to the direction and control of the Company's board of directors (the "Board"). Additionally, Employee shall perform such duties as shall be required by the Bylaws of the Company and such duties as shall be assigned to him from time to time by the Board.

	(b) Employee shall devote such working time to the business of the Company as may reasonably be required by the nature of the Company's business, from time to time. Employee shall not engage in any other business activity requiring significant personal services by Employee that in the judgment of the Board may conflict with the proper performance of Employee's duties to the Company.

	3.	Compensation.  Employee's compensation shall be as follows:

	(a)	Annual Base Salary.  The Company shall pay to Employee base
salary ("Annual Base Salary") at an annual rate of $140,000.00 for each year of this Agreement, as it may be extended. The Annual Base
Salary shall be subject to such withholding regulations as are required by law and shall be paid in installments in accordance with the Company's customary payroll. The Company's Compensation Committee
(the "Committee") shall review Employee's work periodically (at least annually), and the Committee may, in its sole discretion, increase Employee's Annual Base Salary if it determines such adjustments are merited and consistent with the Company's executive compensation policies, as they may change from time to time.

	(b)	Cash Bonuses.  Employee shall be eligible to receive such
cash bonuses as may be determined by the Committee, acting in its sole discretion, based upon Employee's performance and the success of the Company. It is intended that any such bonuses may be commensurate with Employee's position with the Company, and that they be generally proportionate to bonuses awarded to other members of the Company's senior management.

	(c)	Stock Compensation.  Employee shall be eligible to
participate in such of the Company's stock-based compensation plans for which he is otherwise qualified. In addition thereto, upon the execution of this Agreement the Company's Compensation Committee shall award to Employee 5,000 shares of the Company's common stock as a Restricted Stock Bonus Award (the "Bonus Shares"). The Bonus Shares shall be issued subject to the terms of a separate Restricted Stock Bonus Agreement to be executed between the Company and Employee, which shall provide that such shares shall vest 1,000 shares on April 1, 1998, 1,500 shares on April 1, 1999, and 2,500 shares on April 1, 2000, and contain such other customary terms as the Compensation Committee shall decree, including provisions to the effect that if Employee's employment is terminated by the Company or by Employee without the Company's written consent, any shares not fully vested at the time of such event shall be forfeited.

	(d)	Miscellaneous.  Employee shall be entitled to participate in any insurance plans, hospitalization plans, medical reimbursement plans, profit sharing plans, retirement plans and other employee benefit plans for which Employee is qualified. Nothing in this paragraph shall require the Company to adopt or maintain any such plans.

	4.	Sick Leave and Vacation.  Employee shall be entitled to sick leave and annual vacation as determined from time to time by the Board, consistent with the Company's sick leave and vacation policies, as they may be changed from time to time.

	5.	Expenses.  The Company shall reimburse Employee for all
reasonable entertainment, travel and lodging expenses incurred by Employee in connection with the business of the Company, subject, however, to such rules, regulations and record-keeping requirements as may be established from time to time by the Board; and further subject to the limitation that only such expenses as may be deducted by the Company shall be reimbursed.

	6.	Term.  (a)  The term of this Agreement shall commence as of
the date of this Agreement and shall continue for a period of three years from that date. On each anniversary date of the commencement of this Agreement until April 1, 2000, an additional year shall be added to the term of this Agreement unless written notice to the contrary has been given by the Board to Employee prior to such anniversary date. This "evergreen" provision is intended to extend the term of this Agreement so that there are always between 2 and 3 years remaining until expiration of the Agreement, until the Board gives notice to the contrary.

	(b)	The Company shall have the right to terminate Employee's
employment by the Company by written notice if a majority of the Board determines that Employee has (1) failed to perform his duties hereunder in a proper and timely manner, and such failure has continued for more than 30 days following written notice in which the deficiencies were detailed with reasonable particularity, (2) materially violated any of the covenants described in paragraph 8, or
(3) has been convicted of any felony or any misdemeanor that involves moral turpitude. If Employee is terminated for cause, Employee shall only be entitled to his Annual Base Salary through the date of termination. The Company shall have no further obligations hereunder, including payment of any bonus amount for such applicable year of termination.

	(c)	Employee may terminate this Agreement at any time upon not
less than 30 days' prior written notice. If Employee terminates this Agreement, Employee shall only be entitled to his Annual Base Salary through the date of termination. The Company shall have no further obligations hereunder, including payment of any bonus amount for such applicable year of termination.

	(d)	Notwithstanding the provisions of paragraph 6 (c), if control of the Company's Board is obtained by a person or persons not expressly approved of by a majority of the members of the Board as of the effective date of this Agreement, Employee may, at his election made within 30 days following consummation of such event, terminate all of his obligations under this Agreement, yet receive, in four equal quarterly cash payments from the Company starting within 90 days after his election is made, an amount equal to 100% of all Annual Base
Salary payments that would otherwise be paid to or on behalf of Employee under this Agreement through-out the then unexpired term of this Agreement, as it may have been extended, but in no event shall this cash payment exceed 299% of the Employee's base compensation amount as defined in Section 280(G) of the Internal Revenue Code.

	7.	Death or Incapacity.  If Employee dies or (in the reasonable judgment of the Board) is incapacitated during the term of this Agreement, this Agreement shall terminate immediately and the Company shall pay to Employee or his legal representative the Annual Base
Salary that would otherwise be payable to Employee through the last day of the calendar month during which his death or incapacity occurs.

	8.	Confidentiality.  (a)  The relationship between the Company
and Employee is one of confidence and trust.

	(b)	As used herein, "Confidential Information" means information about the Company's plans, properties, business contacts, business objectives and goals, including information relating to business opportunities and plans, and negotiating strategies and directives with respect to any of the Company's business activities, whether relating to past, present or prospective activities, and in addition including but not limited to any potential purchases, mergers, acquisitions, all geological data or maps, all seismic data or maps, all engineering data, reserves calculations or production methods, all oil and gas prospects in Costa Rica, and all oil and gas prospects, either domestic or foreign. The foregoing shall constitute
Confidential Information whether it is known by Employee prior to his employment by the Company, or otherwise.

	(c)	Employee agrees that he shall at no time during the term of
his employment by the Company or for a period of three years following the termination of this Agreement disclose any Confidential
Information or component thereof to any person, firm or corporation to any extent or for any reason or purpose, or otherwise use any Confidential Information for his own benefit or in any way contrary to the best interest of the Company.

	9.	Enforcement of Covenants.  In addition to any other remedies available to the Company, it shall be entitled to specific performance of the covenants contained in paragraph 8. If the Company is successful in enforcing its rights under this paragraph 9, Employee shall reimburse the Company for all of the costs of such enforcement, including but not limited to reasonable attorney's fees.

	10.	Survival of Covenants.  The provisions of paragraphs 8 and 9 shall survive the termination of Employee's employment by the Company.

	11.	Notices.  All notices under this Agreement shall be delivered by hand or by registered or certified mail and, if intended for Employee, shall be addressed to Employee at the address contained in the Company's personnel records and if intended for the Company, shall be addressed to the Company at its corporate headquarters. All notices shall be effective upon actual delivery if by hand or, if by mail, five days after being deposited in the United States mail, postage prepaid and addressed as required by this paragraph.

	12.	Miscellaneous Provisions.  (a)  This Agreement contains the
entire agreement between the parties and supersedes all prior agreements; it shall not be amended or otherwise modified in any manner except by an instrument in writing executed by both parties.

	(b)	Neither this Agreement not any rights or duties under this
Agreement may be assigned or delegated by either party unless the other party consents in writing.

	(c)	Except as otherwise provided in this Agreement, this
Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns.

	(d)	This Agreement shall be governed by the laws of the State of
Colorado.

    	IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

    	Mallon Resources Corporation


    	By:  ________________________    	________________________
		        George O. Mallon, Jr.	       Roy K. Ross
		        President